Exhibit 99.2

[GRAPHIC OMITTED]
ARACRUZ CELULOSE S.A.

                                                 SUMMARY OF THE DECISIONS TAKEN
                                                 AT THE GENERAL ORDINARY AND
                                                 EXTRAORDINARY SHAREHOLDERS'
                                                 MEETING HELD ON APRIL 29, 2005.

1. Unanimous approval of the Management's Report and Financial Statements for the fiscal year ended on December 31, 2004.

2. Ratification of the payment of Interest on Shareholders' Equity amounting to R$258,500,000, attributed to the minimum compulsory dividend relating to the fiscal year 2004, payments of which began on November 11 and December 10, 2004 and on January 11, 2005. The following amounts were allocated, per block of 1,000 shares: (a) R$237.53262729 (or R$201.9027332, net of Income
    Tax withheld at source) - to common shares; and (b) R$261.28589002, (or R$222.09300652, net of Income Tax withheld at source) - to class "A" and "B" preferred shares.

3. Approval of payment of dividends , in addition to the Interest on Shareholders' Equity, allocated per block of 1,000 shares as follows: (a) R$137.83324600 to common shares; and (b) R$151.61657060 to class "A" and "B"
    preferred shares.

4. Approval of the company's capital budget, together with the relevant profit retention justification, pursuant to the proposal submitted by the company's administration.

5. Election of the Fiscal Committee ("Conselho Fiscal"), with three members and three alternates, to serve until the 2006 General Ordinary Shareholders' Meeting. Representing the common shareholders: WAGNER BRAZ and FERNANDO OCTAVIO MARTINS ALVES were elected, with Sheila Periard Henrique Silva and Jorge Juliano de Oliveira as their respective alternates. The preferred shareholders elected OCTAVIO MAURO MUNIZ FREIRE Alves and his alternate, Luiz Coelho Repis.

6. The shareholders were informed of the resignations, on July 16, 2004, March 17, 2005 and on the date of this Shareholders' Meeting, respectively, of the following members of the Board of Directors: Jose Ermirio de Moraes (principal) and Marcus Olyntho de Camargo Arruda (alternate), Leon Chant Dakessian (principal), and Acyr Frederico Horta Barbosa Pinto da Luz (principal). Pursuant to section 150, paragraph 3 of Law no 6,404/76 and
    Section 18, sole paragraph of the Company's by-laws, the following Board members were elected to complete the terms of office of the resigning members, and thus serve until the Shareholders' Meeting that deliberates on the results of the fiscal year ending on December 31, 2006:


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    EFFECTIVE MEMBERS:           Alternate Members:

    RAUL CALFAT                  Marcus Olyntho de Camargo Arruda
    ALVARO LUIZ VELOSO
    JOAO CARLOS CHEDE

    Gilberto Lara Nogueira and Bernardo Parnes were confirmed as alternate Board members for Alvaro Luiz Veloso and Joao Carlos Chede, respectively.

7. The global remuneration of the company's administrators was set at the amount of up to R$13,500,000 and the members of the Fiscal Committee shall be entitled to 10% of the average remuneration of each officer.

8. The shareholders approved the modification of Sections 15, third paragraph; 17 and 19, so as to allow the appointment of two Vice Chairmen of the Board of Directors.



                         Rio de Janeiro, April 29, 2005.


                                 JOSE LUIZ BRAGA
                                 General Counsel